Filed by The Procter & Gamble Company
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                           Subject Company: The Gillette Company
                                                    Commission File No.: 1-00922


AG ONLINE

                P&G AND GILLETTE NAME TRANSITION STEERING TEAMS

                                18 February 2005

We are taking an important step Thursday with the appointment of the P&G and Gillette Transition Steering Teams.


The P&G team will be led by Clayton C. Daley, Jr., Chief Financial Officer, and will include:

   o   Robert A. McDonald, Vice Chairman-Global Operations
   o   Richard L. Antoine, Global Human Resources Officer
   o   R. Keith Harrison, Jr., Global Product Supply Officer
   o   James J. Johnson, Chief Legal Officer and Secretary
   o   Filippo Passerini, Chief Information & Global Services Officer
   o   Robert A. Steele, Group President-North America
   o   John P. Goodwin, Treasurer
   o   Richard A. Hughes, Vice President-Product Supply, Purchases

The members of the Transition Steering Team from Gillette will be announced separately.

The mission of this steering team is to direct planning for the integration of P&G and Gillette, pending shareholder approval and customary regulatory reviews. This team will focus on identifying growth and cost synergy opportunities, as well as organization design and other integration matters. This team, in turn, will charter sub-teams to develop detailed plans for integration of key business processes (e.g., payroll, supply chain, information systems, etc.).

We previously announced that Paul Polman will be working for me on special projects including the Western European P&G/Gillette transition. Other individuals in appropriate functions or Business Units will be contacted for help by the steering team or myself as needed.

Jim Kilts, Gillette's CEO, will lead the Gillette transition steering team, which also is being appointed today. The Transition Steering Teams will meet for the first time in the next couple of weeks. These teams will continue to work over the next several months to prepare for anticipated government approvals this fall. They also will provide periodic updates.

The transition steering teams will be responsible for the work and contact between P&G and Gillette. Please remember we are separate companies - and competitors - until this transaction closes. Therefore, all P&G contacts with Gillette must be authorized by a transition team member.

As this team undertakes transition planning, the most important thing all of us can do is focus on sustaining the growth of P&G's business by serving consumers and customers with excellence. I appreciate your help in doing this.



FORWARD LOOKING STATEMENT

All statements, other than statements of historical fact included in this release, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) successfully executing, managing and integrating key acquisitions, including (i) the Domination and Profit Transfer Agreement with Wella, and (ii) the Company's agreement to acquire The Gillette Company, including obtaining the related required shareholder and regulatory approvals; (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability, patent, and other intellectual property matters), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the success of the Company's outsourcing projects; (7) the ability to successfully manage currency (including currency issues in volatile countries), debt (including debt related to the Company's announced plan to repurchase shares of the Company's stock in connection with the Company's pending acquisition of The Gillette Company), interest rate and certain commodity cost exposures; (8) the ability to manage the continued global political and/or economic uncertainty and disruptions, especially in the Company's significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities; (9) the ability to successfully manage increases in the prices of raw materials used to make the Company's products; (10) the ability to stay close to consumers in an era of increased media fragmentation; and (11) the ability to stay on the leading edge of innovation. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.



                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, The Procter & Gamble Company ("P&G") and The Gillette Company ("Gillette") will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by P&G and Gillette with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of P&G's filings may be obtained by directing a request to The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, Ohio 45201-0599. Free copies of Gillette's filings may be obtained by directing a request to The Gillette Company, Investor Relations, Prudential Tower, Boston, Massachusetts, 02199-8004.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on April 12, 2004.